March 5, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust Form N-1A (File No.

Post-Effective Amendment No. 424 to Registration Statement on Form N-1A

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Ladies and Gentlemen:

Legg Mason Partners Equity Trust, an open-end investment company (the “Registrant”), on behalf of its series QS SMASh Series ID Fund (the “Fund”), pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), hereby requests the withdrawal of Post-Effective Amendment No. 424 to the Registration Statement on Form N-1A filed by the Registrant on November 16, 2018 (Accession No. 0001193125-18-328852) (the “Post-Effective Amendment”) and the BXT Filings (as defined below). The automatic effectiveness of the Post-Effective Amendment had been delayed pursuant to subsequent 485BXT filings (the “BXT Filings” and, collectively with the Post-Effective Amendment, the “Filings”), the most recent of which was filed on February 28, 2020 (Accession No. 0001193125-20-055936).

The withdrawal of the Filings is requested because the Registrant has determined not to offer the Fund for sale. No securities were sold in connection with the Filings. Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. Thank you for your courtesy and cooperation in this matter.

Sincerely,

By:	/s/ Susan D. Lively

Name:	Susan D. Lively

Title:	Assistant Secretary

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